

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Via E-Mail
David E. Bosher
Interim Chief Financial Officer
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, VA 23060

> **Re:** **AmpliPhi Biosciences Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 15, 2015**
> **File No. 000-23930**

Dear Mr. Bosher:

We have limited our review of your revised preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. Based on disclosure in your most recent 10-K that there were 305 holders of record as of March 16, 2015, it appears that the contemplated reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to cause AmpliPhi common stock to become eligible for termination of registration or suspension of its reporting obligations under the Exchange Act. Accordingly, please provide your analysis as to whether the proposed reverse stock split, cashing out of fractional shares and the potential reduction in the number of recordholders may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act by producing a "going private effect" as specified in that rule. If so, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3. Alternatively, please advise us why the potential split ratio chosen would not be reasonably likely to produce this effect. In your response, please be specific with respect to your calculations, including the split ratio assumed and the number of record holders expected after the reverse split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Attorney Preston Brewer at (202) 551-3969, Legal Branch Chief Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Stephen Thau, Esq.
        Morrison & Foerster LLP